Exhibit 99.1

Momo Announces Unaudited Financial Results for the Third Quarter of 2020

BEIJING, CHINA, December 1, 2020 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the third quarter of 2020.

Third Quarter of 2020 Highlights

•	Net revenues decreased by 15.4% year over year to RMB3,766.7 million (US$554.8 million*) in the third quarter of 2020.

•	Net income attributable to Momo Inc. decreased to RMB456.7 million (US$67.3 million) in the third quarter of 2020 from RMB893.9 million in the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) decreased to RMB653.8 million (US$96.3 million) in the third quarter of 2020, from RMB1,088.1 million in the same period of 2019.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.11 (US$0.31) in the third quarter of 2020, compared to RMB4.04 in the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.98 (US$0.44) in the third quarter of 2020, compared to RMB4.90 in the same period of 2019.

•	Monthly Active Users (“MAU”) on Momo application were 113.6 million in September 2020, compared to 114.1 million in September 2019.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 4.1 million paying users of Tantan Limited (“Tantan”), were 13.1 million for the third quarter of 2020, compared to 13.4 million for the third quarter of 2019, which included 4.5 million paying users of Tantan.

First Nine Months of 2020 Highlights

•	Net revenues decreased by 8.9% year over year to RMB11,229.0 million (US$1,653.9 million) for the first nine months of 2020.

•	Net income attributable to Momo Inc. was RMB1,452.0 million (US$213.9 million) for the first nine months of 2020, compared with RMB1,915.0 million during the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB2,059.8 million (US$303.4 million) for the first nine months of 2020, compared with RMB3,240.8 million during the same period of 2019.

•	Diluted net income per ADS was RMB6.68 (US$0.98) for the first nine months of 2020, compared with RMB8.76 during the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB9.36 (US$1.38) for the first nine months of 2020, compared with RMB14.65 during the same period of 2019.

“The third quarter of 2020 was a busy quarter for us. As a result of management’s commitment and the persistence of our colleagues, the structural reform within the core live broadcasting business has achieved initial success.” Commented Li Wang, CEO of Momo. “The critical metrics reflecting the healthiness of the ecosystem have been showing positive signs. As the content ecosystem gradually improved, non-event days’ revenue is also seeing strong rebound. Although we have more hard work to do down the path, what we have achieved so far gives us the confidence that our live streaming business has entered into a virtuous cycle supported by a sustainable content ecosystem.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Third Quarter of 2020 Financial Results

Net revenues

Total net revenues were RMB3,766.7 million (US$554.8 million) in the third quarter of 2020, a decrease of 15.4% from RMB4,451.6 million in the third quarter of 2019.

Live video service revenues were RMB2,374.8 million (US$349.8 million) in the third quarter of 2020, a decrease of 27% from RMB3,275.4 million during the same period of 2019. The decrease was primarily due to our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem and to a lesser extent, the impact of COVID-19 adversely affecting the sentiment of our paying users, especially among the top of the pyramid paying users. The decrease was partially offset by the growth from Tantan’s live video service, and live video service revenues from Tantan were RMB396.7 million (US$58.4 million) in the third quarter of 2020.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,330.8 million (US$196.0 million) in the third quarter of 2020, an increase of 25% from RMB1,064.6 million during the same period of 2019. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more innovative products launched and more paying scenarios introduced to enhance the social entertainment experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan.

Mobile marketing revenues were RMB50.4 million (US$7.4 million) in the third quarter of 2020, a decrease of 38% from RMB81.9 million during the same period of 2019. The decrease in mobile marketing revenues was primarily caused by the decreased demand from our advertising and marketing customers as well as our strategy to underweight the line in terms of resource allocation.

Mobile games revenues were RMB8.0 million (US$1.2 million) in the third quarter of 2020, a decrease of 49% from RMB15.8 million in the third quarter of 2019. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from Momo segment decreased from RMB4,138.9 million in the third quarter of 2019 to RMB3,037.0 million (US$447.3 million) in the third quarter of 2020, primarily due to the decrease in net revenues from live video service, partially offset by the increase in net revenues from value-added service. Net revenues from Tantan segment increased from RMB310.0 million in the third quarter of 2019 to RMB728.9 million (US$107.4 million) in the third quarter of 2020, which was mainly due to the increase in net revenues from live video service and to a lesser extent, the increase in net revenues from value-added services.

Cost and expenses

Cost and expenses were RMB3,258.5 million (US$479.9 million) in the third quarter of 2020, a decrease of 6.6% from RMB3,487.9 million in the third quarter of 2019. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to our live video service; (b) a decrease in personnel related costs, professional fees and infrastructure-related spending, such as bandwidth costs and server depreciation costs. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service, and an increase in marketing and promotional expenses to attract users on Tantan.

Non-GAAP cost and expenses (note 1) were RMB3,052.0 million (US$449.5 million) in the third quarter of 2020, a decrease of 7.1% from RMB3,284.0 million during the same period of 2019.

Income from operations

Income from operations was RMB531.1 million (US$78.2 million) in the third quarter of 2020, compared to RMB993.1 million during the same period of 2019. Income from operations of Momo segment was RMB658.7 million (US$97.0 million) in the third quarter of 2020, decreasing from RMB1,227.2 million in the third quarter of 2019. Loss from operations of Tantan segment was RMB121.5 million (US$17.9 million) in the third quarter of 2020, compared to loss from operations of RMB228.7 million in the third quarter of 2019.

Non-GAAP income from operations (note 1) was RMB737.6 million (US$108.6 million) in the third quarter of 2020, compared to RMB1,196.9 million during the same period of 2019. Non-GAAP income from operations of Momo segment was RMB805.8 million (US$118.7 million) in the third quarter of 2020, decreasing from RMB1,364.1 million in the third quarter of 2019. Non-GAAP loss from operations of Tantan segment was RMB64.7 million (US$9.5 million) in the third quarter of 2020, compared to non-GAAP loss from operations of RMB164.4 million in the third quarter of 2019.

Income tax expenses

Income tax expenses were RMB143.6 million (US$21.2 million) in the third quarter of 2020, decreasing from RMB182.6 million in the third quarter of 2019. The decrease in income tax expenses was mainly due to the lower profit in the third quarter of 2020.

Net income

Net income was RMB456.0 million (US$67.2 million) in the third quarter of 2020, compared to RMB890.8 million during the same period of 2019. Net income from Momo segment was RMB576.2 million (US$84.9 million) in the third quarter of 2020, decreasing from RMB1,110.2 million in the third quarter of 2019. Net loss from Tantan segment was RMB114.2 million (US$16.8 million) in the third quarter of 2020, compared to net loss of RMB214.1 million in the third quarter of 2019.

Non-GAAP net income (note 1) was RMB653.1 million (US$96.2 million) in the third quarter of 2020, compared to RMB1,084.9 million during the same period of 2019. Non-GAAP net income from Momo segment was RMB723.4 million (US$106.5 million) in the third quarter of 2020, decreasing from RMB1,247.2 million in the third quarter of 2019. Non-GAAP net loss of Tantan segment was RMB66.9 million (US$9.8 million) in the third quarter of 2020, compared to non-GAAP net loss of RMB159.5 million in the third quarter of 2019.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB456.7 million (US$67.3 million) in the third quarter of 2020, compared to RMB893.9 million during the same period of 2019.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB653.8 million (US$96.3 million) in the third quarter of 2020, compared to RMB1,088.1 million during the same period of 2019.

Net income per ADS

Diluted net income per ADS was RMB2.11 (US$0.31) in the third quarter of 2020, compared to RMB4.04 in the third quarter of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB2.98 (US$0.44) in the third quarter of 2020, compared to RMB4.90 in the third quarter of 2019.

Cash and cash flow

As of September 30, 2020, Momo’s cash, cash equivalents, short-term deposits and long-term deposits totaled RMB15,764.1 million (US$2,321.8 million), compared to RMB15,225.3 million as of December 31, 2019. Net cash provided by operating activities in the third quarter of 2020 was RMB691.1 million (US$101.8 million), compared to RMB1,175.9 million in the third quarter of 2019.

First Nine Months of 2020 Financial Results

Net revenues for the first nine months of 2020 were RMB11,229.0 million (US$1,653.9 million), a decrease of 8.9% from RMB12,327.2 million in the same period of 2019.

Net income attributable to Momo Inc. was RMB1,452.0 million (US$213.9 million) for the first nine months of 2020, compared to RMB1,915.0 million during the same period of 2019.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB2,059.8 million (US$303.4 million) for the first nine months of 2020, compared to RMB3,240.8 million during the same period of 2019.

Diluted net income per ADS was RMB6.68 (US$0.98) during the first nine months of 2020, compared to RMB8.76 in the same period of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB9.36 (US$1.38) during the first nine months of 2020, compared to RMB14.65 in the same period of 2019.

Net cash provided by operating activities was RMB2,041.8 million (US$300.7 million) during the first nine months of 2020, compared to RMB3,773.8 million in the same period of 2019.

Recent Developments

On September 3, 2020, Momo’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$300 million of its shares over the next 12 months. As of November 30, 2020, the Company had repurchased approximately 1.66 million ADSs for approximately US$23.3 million on the open market under this program, at an average purchase price of US$14.03 per ADS.

Mr. Xiaoliang Lei will step down from the Company’s Chief Strategy Officer position for personal reasons effective from December 2020, and he will continue to serve as a senior advisor to the Company.

Business Outlook

For the fourth quarter of 2020, the Company expects total net revenues to be between RMB3.65 billion to RMB3.75 billion, representing a decrease of 22.1% to 20.0% year over year. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, December 1, 2020, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on December 1, 2020).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/1217808

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 9, 2020. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 1217808

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application for the younger generation. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the fourth quarter of 2020, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2020 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 to Momo’s business operations and the economy in China, the market price of Momo’s stock prevailing from time to time, the nature of other investment opportunities presented to Momo from time to time, Momo’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release

Momo Inc.
Unaudited Condensed Consolidated Statement of Operations
(All amounts in thousands, except share and per share data)

	Three months			First nine months
	ended September 30			ended September 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	3,275,354	2,374,824	349,774	9,064,654	7,309,704	1,076,603
Value-added service	1,064,606	1,330,839	196,012	2,916,849	3,710,913	546,559
Mobile marketing	81,894	50,415	7,425	238,831	145,534	21,435
Mobile games	15,785	7,975	1,175	78,033	32,230	4,747
Other services	14,003	2,598	382	28,824	30,606	4,507

Total net revenues	4,451,642	3,766,651	554,768	12,327,191	11,228,987	1,653,851
Cost and expenses:
Cost of revenues	(2,203,350)	(2,020,779)	(297,629)	(6,140,787)	(5,934,000)	(873,984)
Research and development	(301,754)	(299,221)	(44,070)	(802,843)	(840,382)	(123,775)
Sales and marketing	(771,338)	(754,892)	(111,184)	(1,965,795)	(2,116,200)	(311,683)
General and administrative	(211,423)	(183,649)	(27,049)	(1,314,679)	(540,959)	(79,675)

Total cost and expenses	(3,487,865)	(3,258,541)	(479,932)	(10,224,104)	(9,431,541)	(1,389,117)
Other operating income	29,342	22,944	3,379	202,197	140,392	20,678

Income from operations	993,119	531,054	78,215	2,305,284	1,937,838	285,412
Interest income	105,384	104,232	15,352	299,337	343,591	50,605
Interest expense	(20,117)	(19,885)	(2,929)	(58,421)	(59,825)	(8,811)
Impairment loss on long-term investments	(11,211)	—	—	(15,711)	(6,000)	(884)

Income before income tax and share of income on equity method investments	1,067,175	615,401	90,638	2,530,489	2,215,604	326,322
Income tax expenses	(182,578)	(143,615)	(21,152)	(630,097)	(750,139)	(110,484)

Income before share of income on equity method investments	884,597	471,786	69,486	1,900,392	1,465,465	215,838
Share of income (loss) on equity method investments	6,185	(15,763)	(2,322)	8,056	(16,203)	(2,386)

Net income	890,782	456,023	67,164	1,908,448	1,449,262	213,452

Less: net loss attributable to non-controlling interest	(3,115)	(705)	(104)	(6,543)	(2,772)	(408)

Net income attributable to the shareholders of Momo Inc.	893,897	456,728	67,268	1,914,991	1,452,034	213,860

Net income per share attributable to ordinary shareholders
Basic	2.15	1.09	0.16	4.62	3.48	0.51
Diluted	2.02	1.05	0.16	4.38	3.34	0.49
Weighted average shares used in calculating net income per ordinary share
Basic	415,615,139	417,884,266	417,884,266	414,790,186	417,580,609	417,580,609
Diluted	452,571,862	452,724,863	452,724,863	450,470,088	452,854,314	452,854,314

Momo Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income
(All amounts in thousands, except share and per share data)

	Three months			First nine months
	ended September 30			ended September 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	890,782	456,023	67,164	1,908,448	1,449,262	213,452
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	62,771	(80,618)	(11,874)	30,689	(72,667)	(10,703)

Comprehensive income	953,553	375,405	55,290	1,939,137	1,376,595	202,749
Less: comprehensive income (loss) attributed to the non-controlling interest	3,519	(9,953)	(1,466)	556	(16,945)	(2,496)

Comprehensive income attributable to Momo Inc.	950,034	385,358	56,756	1,938,581	1,393,540	205,245

Momo Inc.
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except share and per share data)
	December 31	September 30	September 30
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,612,743	3,176,406	467,834
Short-term deposits	12,312,585	7,937,692	1,169,096
Accounts receivable, net of allowance for doubtful accounts of RMB12,209 and RMB17,621 as of December 31, 2019 and September 30, 2020, respectively	265,155	233,398	34,376
Amount due from a related party	4,382	—	—
Prepaid expenses and other current assets	599,000	738,502	108,769

Total current assets	15,793,865	12,085,998	1,780,075
Long-term deposits	300,000	4,650,000	684,871
Right-of-use assets, net	190,552	112,012	16,498
Property and equipment, net	346,345	305,420	44,983
Intangible assets	890,303	752,470	110,827
Rental deposits	25,028	24,922	3,671
Long-term investments	495,905	476,815	70,227
Other non-current assets	44,009	94,368	13,899
Deferred tax assets	37,064	34,031	5,012
Goodwill	4,360,610	4,253,297	626,443

Total assets	22,483,681	22,789,333	3,356,506

Liabilities and equity
Current liabilities
Accounts payable	714,323	634,249	93,415
Deferred revenue	503,461	487,234	71,761
Accrued expenses and other current liabilities	985,873	858,038	126,376
Amount due to related parties	29,606	31,868	4,694
Lease liabilities due within one year	135,169	92,500	13,624
Income tax payable	153,976	331,831	48,873
Deferred consideration in connection with business acquisitions	84,346	64,669	9,525

Total current liabilities	2,606,754	2,500,389	368,268
Deferred tax liabilities	222,576	188,118	27,707
Convertible senior notes	4,954,352	4,843,751	713,407
Share-based compensation liability	902,047	910,197	134,057
Lease liabilities	56,498	15,287	2,252
Other non-current liabilities	22,672	34,495	5,081

Total liabilities	8,764,899	8,492,237	1,250,772
Shareholder’s equity (i)	13,718,782	14,297,096	2,105,734

Total liabilities and shareholder’s equity	22,483,681	22,789,333	3,356,506

(i):	As of September 30, 2020, the number of ordinary shares outstanding was 415,801,407.

Momo Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
(All amounts in thousands, except share and per share data)

	Three months			First nine months
	ended September 30			ended September 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	890,782	456,023	67,164	1,908,448	1,449,262	213,452
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	50,216	49,024	7,220	146,852	153,615	22,625
Amortization of intangible assets	40,100	39,347	5,795	117,715	119,517	17,603
Share-based compensation	165,163	168,475	24,814	1,240,774	521,102	76,751
Share of (income) loss on equity method investments	(6,185)	15,763	2,322	(8,056)	16,203	2,386
Impairment loss on long-term investments	11,211	—	—	15,711	6,000	884
Gain on subsidiary deconsolidation	—	—	—	—	(6,676)	(983)
Gain on disposal of property and equipment	(64)	(284)	(42)	(398)	(285)	(42)
Provision of allowance for doubtful accounts	2,900	26,006	3,830	12,209	26,412	3,890
Cash received on investment income distribution	—	—	—	—	1,153	170
Changes in operating assets and liabilities:
Accounts receivable	(103,290)	15,968	2,352	331,836	17,714	2,609
Prepaid expenses and other current assets	(24,378)	(207,586)	(30,574)	(23,182)	(163,753)	(24,118)
Amount due from a related party	(1,335)	2,029	299	(1,606)	4,382	645
Rental deposits	2,033	(83)	(12)	(362)	107	16
Deferred tax assets	(2,803)	561	83	23,304	3,034	447
Other non-current assets	(33,254)	9,930	1,463	(20,611)	28,181	4,151
Accounts payable	(133,863)	(62,189)	(9,159)	(45,775)	(78,664)	(11,586)
Income tax payable	(16,064)	112,799	16,613	(23,052)	177,855	26,195
Deferred revenue	84,711	17,442	2,569	54,789	(15,830)	(2,332)
Accrued expenses and other current liabilities	278,181	52,819	7,779	136,558	(161,411)	(23,773)
Amount due to related parties	(10,550)	13,495	1,988	(53,267)	2,262	333
Deferred tax liability	(10,025)	(9,837)	(1,449)	(35,322)	(29,880)	(4,401)
Other non-current liabilities	(7,556)	(8,648)	(1,274)	(2,762)	(28,500)	(4,198)

Net cash provided by operating activities	1,175,930	691,054	101,781	3,773,803	2,041,800	300,724
Cash flows from investing activities:
Purchase of property and equipment	(59,933)	(24,078)	(3,546)	(154,413)	(108,048)	(15,914)
Proceeds from disposal of property and equipment	294	457	67	804	474	70
Payment for long-term investments	(19,000)	—	—	(43,000)	(4,500)	(663)
Prepayment of long-term investments	—	—	—	(15,000)	—	—
Cash dividend received	—	—	—	—	233	34
Cash outflow due to subsidiary deconsolidation	—	—	—	—	(1,026)	(151)
Purchase of short-term deposits	(4,786,130)	(3,053,307)	(449,704)	(14,501,135)	(11,295,165)	(1,663,598)
Cash received on maturity of short-term deposits	4,785,400	4,337,085	638,784	12,650,430	15,622,659	2,300,969
Payment for short-term investments	(30,000)	—	—	(280,000)	(10,000)	(1,473)
Cash received from sales of short-term investment	80,000	—	—	240,000	10,000	1,473
Purchase of long-term deposits	—	(1,550,000)	(228,290)	—	(4,350,000)	(640,686)

Net cash used in investing activities	(29,369)	(289,843)	(42,689)	(2,102,314)	(135,373)	(19,939)
Cash flows from financing activities:
Deferred payment for business acquisition	(759)	—	—	(379,507)	(18,355)	(2,703)
Proceeds from exercise of share options	71	54	8	186	55	8
Deferred payment of purchase of property and equipment	(16,893)	—	—	(16,987)	—	—
Repurchase of ordinary shares	—	(132,407)	(19,501)	—	(132,407)	(19,501)
Repurchase of subsidiary’s share options	—	(24,900)	(3,667)	—	(24,900)	(3,667)
Dividends payment	—	—	—	(877,346)	(1,123,983)	(165,545)

Net cash used in financing activities	(17,581)	(157,253)	(23,160)	(1,273,654)	(1,299,590)	(191,408)
Effect of exchange rate changes	6,200	(45,135)	(6,649)	5,054	(43,174)	(6,358)

Net increase in cash and cash equivalents	1,135,180	198,823	29,283	402,889	563,663	83,019
Cash and cash equivalents at the beginning of period	1,735,743	2,977,583	438,551	2,468,034	2,612,743	384,815

Cash and cash equivalents at the end of period	2,870,923	3,176,406	467,834	2,870,923	3,176,406	467,834

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	ended September 30, 2019					ended September 30, 2020					ended September 30, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(2,203,350)	18,751	6,738	—	(2,177,861)	(2,020,779)	18,472	4,434	—	(1,997,873)	(297,629)	2,721	653	—	(294,255)
Research and development	(301,754)	2,381	45,345	—	(254,028)	(299,221)	2,346	44,610	—	(252,265)	(44,070)	346	6,570	—	(37,154)
Sales and marketing	(771,338)	17,535	52,100	—	(701,703)	(754,892)	17,275	41,583	—	(696,034)	(111,184)	2,544	6,125	—	(102,515)
General and administrative	(211,423)	—	60,980	—	(150,443)	(183,649)	—	77,848	—	(105,801)	(27,049)	—	11,466	—	(15,583)

Cost and operating expenses	(3,487,865)	38,667	165,163	—	(3,284,035)	(3,258,541)	38,093	168,475	—	(3,051,973)	(479,932)	5,611	24,814	—	(449,507)
Income from operations	993,119	38,667	165,163	—	1,196,949	531,054	38,093	168,475	—	737,622	78,215	5,611	24,814	—	108,640
Net income attributable to Momo Inc.	893,897	38,667	165,163	(9,667)	1,088,060	456,728	38,093	168,475	(9,523)	653,773	67,268	5,611	24,814	(1,403)	96,290

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First nine months					First nine months					First nine months
	ended September 30, 2019					ended September 30, 2020					ended September 30, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(6,140,787)	54,999	16,371	—	(6,069,417)	(5,934,000)	56,046	14,207	—	(5,863,747)	(873,984)	8,255	2,092	—	(863,637)
Research and development	(802,843)	6,985	129,598	—	(666,260)	(840,382)	7,118	137,355	—	(695,909)	(123,775)	1,048	20,231	—	(102,496)
Sales and marketing	(1,965,795)	51,433	142,845	—	(1,771,517)	(2,116,200)	52,413	131,780	—	(1,932,007)	(311,683)	7,720	19,409	—	(284,554)
General and administrative	(1,314,679)	—	951,960	—	(362,719)	(540,959)	—	237,760	—	(303,199)	(79,675)	—	35,019	—	(44,656)

Cost and operating expenses	(10,224,104)	113,417	1,240,774	—	(8,869,913)	(9,431,541)	115,577	521,102	—	(8,794,862)	(1,389,117)	17,023	76,751	—	(1,295,343)
Income from operations	2,305,284	113,417	1,240,774	—	3,659,475	1,937,838	115,577	521,102	—	2,574,517	285,412	17,023	76,751	—	379,186
Net income attributable to Momo Inc.	1,914,991	113,417	1,240,774	(28,355)	3,240,827	1,452,034	115,577	521,102	(28,894)	2,059,819	213,860	17,023	76,751	(4,255)	303,379

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.
Unaudited Condensed Segment Report
(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,978,098	396,726	—	2,374,824	349,774
Value-added service	998,668	332,171	—	1,330,839	196,012
Mobile marketing	50,415	—	—	50,415	7,425
Mobile games	7,975	—	—	7,975	1,175
Other services	1,810	—	788	2,598	382

Total net revenues	3,036,966	728,897	788	3,766,651	554,768
Cost and expenses (iii):
Cost of revenues	(1,660,806)	(358,743)	(1,230)	(2,020,779)	(297,629)
Research and development	(214,597)	(84,624)	—	(299,221)	(44,070)
Sales and marketing	(361,448)	(393,437)	(7)	(754,892)	(111,184)
General and administrative	(164,331)	(13,620)	(5,698)	(183,649)	(27,049)

Total cost and expenses	(2,401,182)	(850,424)	(6,935)	(3,258,541)	(479,932)
Other operating income	22,893	—	51	22,944	3,379

Income (loss) from operations	658,677	(121,527)	(6,096)	531,054	78,215
Interest income	103,477	706	49	104,232	15,352
Interest expense	(19,885)	—	—	(19,885)	(2,929)

Income (loss) before income tax and share of income on equity method investments	742,269	(120,821)	(6,047)	615,401	90,638
Income tax (expenses) benefits	(150,278)	6,663	—	(143,615)	(21,152)

Income (loss) before share of income on equity method investments	591,991	(114,158)	(6,047)	471,786	69,486
Share of loss on equity method investments	(15,763)	—	—	(15,763)	(2,322)

Net income (loss)	576,228	(114,158)	(6,047)	456,023	67,164

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,338	1,096	—	4,434	653
Research and development	32,296	12,314	—	44,610	6,570
Sales and marketing	37,110	4,473	—	41,583	6,125
General and administrative	74,416	837	2,595	77,848	11,466

Total cost and expenses	147,160	18,720	2,595	168,475	24,814

Momo Inc.
Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report
(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	658,677	(121,527)	(6,096)	531,054	78,215
Share-based compensation	147,160	18,720	2,595	168,475	24,814
Amortization of intangible assets from business acquisitions	—	38,093	—	38,093	5,611

Non-GAAP operating income (loss)	805,837	(64,714)	(3,501)	737,622	108,640
Net income (loss)	576,228	(114,158)	(6,047)	456,023	67,164
Share-based compensation	147,160	18,720	2,595	168,475	24,814
Amortization of intangible assets from business acquisitions	—	38,093	—	38,093	5,611
Tax impacts	—	(9,523)	—	(9,523)	(1,403)

Non-GAAP net income (loss)	723,388	(66,868)	(3,452)	653,068	96,186

Momo Inc.
Unaudited Condensed Segment Report
(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	3,275,354	—	—	3,275,354	458,239
Value-added service	754,629	309,977	—	1,064,606	148,944
Mobile marketing	81,894	—	—	81,894	11,457
Mobile games	15,785	—	—	15,785	2,208
Other services	11,234	—	2,769	14,003	1,960

Total net revenues	4,138,896	309,977	2,769	4,451,642	622,808
Cost and expenses (iv):
Cost of revenues	(2,101,678)	(99,722)	(1,950)	(2,203,350)	(308,260)
Research and development	(225,539)	(76,215)	—	(301,754)	(42,217)
Sales and marketing	(422,034)	(349,274)	(30)	(771,338)	(107,914)
General and administrative	(191,832)	(13,425)	(6,166)	(211,423)	(29,579)

Total cost and expenses	(2,941,083)	(538,636)	(8,146)	(3,487,865)	(487,970)
Other operating income	29,342	—	—	29,342	4,105

Income (loss) from operations	1,227,155	(228,659)	(5,377)	993,119	138,943
Interest income	102,749	2,594	41	105,384	14,744
Interest expense	(20,117)	—	—	(20,117)	(2,814)
Impairment loss on long-term investments	(11,211)	—	—	(11,211)	(1,568)

Income (loss) before income tax and share of income on equity method investments	1,298,576	(226,065)	(5,336)	1,067,175	149,305
Income tax (expenses) benefits	(194,580)	12,002	—	(182,578)	(25,544)

Income (loss) before share of income on equity method investments	1,103,996	(214,063)	(5,336)	884,597	123,761
Share of income on equity method investments	6,185	—	—	6,185	865

Net income (loss)	1,110,181	(214,063)	(5,336)	890,782	124,626

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,917	821	—	6,738	943
Research and development	27,375	17,970	—	45,345	6,344
Sales and marketing	46,831	5,269	—	52,100	7,289
General and administrative	56,860	1,486	2,634	60,980	8,531

Total cost and expenses	136,983	25,546	2,634	165,163	23,107

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 7.1477 to US$1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.
Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report
(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,227,155	(228,659)	(5,377)	993,119	138,943
Share-based compensation	136,983	25,546	2,634	165,163	23,107
Amortization of intangible assets from business acquisitions	—	38,667	—	38,667	5,409

Non-GAAP operating income (loss)	1,364,138	(164,446)	(2,743)	1,196,949	167,459
Net income (loss)	1,110,181	(214,063)	(5,336)	890,782	124,626
Share-based compensation	136,983	25,546	2,634	165,163	23,107
Amortization of intangible assets from business acquisitions	—	38,667	—	38,667	5,409
Tax impacts	—	(9,667)	—	(9,667)	(1,352)

Non-GAAP net income (loss)	1,247,164	(159,517)	(2,702)	1,084,945	151,790

Momo Inc.
Unaudited Condensed Segment Report
(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	6,715,266	594,438	—	7,309,704	1,076,603
Value-added service	2,677,575	1,033,338	—	3,710,913	546,559
Mobile marketing	145,534	—	—	145,534	21,435
Mobile games	32,230	—	—	32,230	4,747
Other services	9,168	—	21,438	30,606	4,507

Total net revenues	9,579,773	1,627,776	21,438	11,228,987	1,653,851
Cost and expenses (v):
Cost of revenues	(5,189,765)	(723,466)	(20,769)	(5,934,000)	(873,984)
Research and development	(601,271)	(239,111)	—	(840,382)	(123,775)
Sales and marketing	(1,093,008)	(1,023,151)	(41)	(2,116,200)	(311,683)
General and administrative	(461,627)	(61,128)	(18,204)	(540,959)	(79,675)

Total cost and expenses	(7,345,671)	(2,046,856)	(39,014)	(9,431,541)	(1,389,117)
Other operating income	140,202	—	190	140,392	20,678

Income (loss) from operations	2,374,304	(419,080)	(17,386)	1,937,838	285,412
Interest income	340,531	2,867	193	343,591	50,605
Interest expense	(59,825)	—	—	(59,825)	(8,811)
Impairment loss on long-term investments	(6,000)	—	—	(6,000)	(884)

Income (loss) before income tax and share of income on equity method investments	2,649,010	(416,213)	(17,193)	2,215,604	326,322
Income tax (expenses) benefits	(762,768)	12,629	—	(750,139)	(110,484)

Income (loss) before share of income on equity method investments	1,886,242	(403,584)	(17,193)	1,465,465	215,838
Share of loss on equity method investments	(16,203)	—	—	(16,203)	(2,386)

Net income (loss)	1,870,039	(403,584)	(17,193)	1,449,262	213,452

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	12,345	1,862	—	14,207	2,092
Research and development	95,768	41,587	—	137,355	20,231
Sales and marketing	121,456	10,324	—	131,780	19,409
General and administrative	207,650	22,238	7,872	237,760	35,019

Total cost and expenses	437,219	76,011	7,872	521,102	76,751

Momo Inc.
Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report
(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	2,374,304	(419,080)	(17,386)	1,937,838	285,412
Share-based compensation	437,219	76,011	7,872	521,102	76,751
Amortization of intangible assets from business acquisitions	—	115,577	—	115,577	17,023

Non-GAAP operating income (loss)	2,811,523	(227,492)	(9,514)	2,574,517	379,186
Net income (loss)	1,870,039	(403,584)	(17,193)	1,449,262	213,452
Share-based compensation	437,219	76,011	7,872	521,102	76,751
Amortization of intangible assets from business acquisitions	—	115,577	—	115,577	17,023
Tax impacts	—	(28,894)	—	(28,894)	(4,255)

Non-GAAP net income (loss)	2,307,258	(240,890)	(9,321)	2,057,047	302,971

Momo Inc.
Unaudited Condensed Segment Report
(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	9,064,654	—	—	9,064,654	1,268,192
Value-added service	2,026,732	890,117	—	2,916,849	408,082
Mobile marketing	238,831	—	—	238,831	33,414
Mobile games	78,033	—	—	78,033	10,917
Other services	15,243	—	13,581	28,824	4,032

Total net revenues	11,423,493	890,117	13,581	12,327,191	1,724,637
Cost and expenses (vi):
Cost of revenues	(5,842,388)	(287,940)	(10,459)	(6,140,787)	(859,128)
Research and development	(591,678)	(211,165)	—	(802,843)	(112,322)
Sales and marketing	(1,141,571)	(817,823)	(6,401)	(1,965,795)	(275,025)
General and administrative	(448,480)	(837,824)	(28,375)	(1,314,679)	(183,930)

Total cost and expenses	(8,024,117)	(2,154,752)	(45,235)	(10,224,104)	(1,430,405)
Other operating income	180,831	—	21,366	202,197	28,288

Income (loss) from operations	3,580,207	(1,264,635)	(10,288)	2,305,284	322,520
Interest income	290,725	8,509	103	299,337	41,879
Interest expense	(58,421)	—	—	(58,421)	(8,173)
Impairment loss on long-term investments	(15,711)	—	—	(15,711)	(2,198)

Income (loss) before income tax and share of income on equity method investments	3,796,800	(1,256,126)	(10,185)	2,530,489	354,028
Income tax (expenses) benefits	(651,284)	21,187	—	(630,097)	(88,154)

Income (loss) before share of income on equity method investments	3,145,516	(1,234,939)	(10,185)	1,900,392	265,874
Share of income on equity method investments	8,056	—	—	8,056	1,127

Net income (loss)	3,153,572	(1,234,939)	(10,185)	1,908,448	267,001

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	14,393	1,978	—	16,371	2,290
Research and development	76,675	52,923	—	129,598	18,131
Sales and marketing	129,686	13,159	—	142,845	19,985
General and administrative	150,586	793,649	7,725	951,960	133,184

Total cost and expenses	371,340	861,709	7,725	1,240,774	173,590

Momo Inc.
Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report
(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	3,580,207	(1,264,635)	(10,288)	2,305,284	322,520
Share-based compensation	371,340	861,709	7,725	1,240,774	173,590
Amortization of intangible assets from business acquisitions	—	113,417	—	113,417	15,869

Non-GAAP operating income (loss)	3,951,547	(289,509)	(2,563)	3,659,475	511,979
Net income (loss)	3,153,572	(1,234,939)	(10,185)	1,908,448	267,001
Share-based compensation	371,340	861,709	7,725	1,240,774	173,590
Amortization of intangible assets from business acquisitions	—	113,417	—	113,417	15,869
Tax impacts	—	(28,355)	—	(28,355)	(3,967)

Non-GAAP net income (loss)	3,524,912	(288,168)	(2,460)	3,234,284	452,493